United States securities and exchange commission logo





                          April 21, 2022

       Michael Amir Williams
       Chief Executive Officer
       Oasis Real Estate Investments 1, LLC
       840 Santee Street
       Suite 605
       Los Angeles, CA 90014

                                                        Re: Oasis Real Estate
Investments 1, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 4, 2022
                                                            File No. 024-11790

       Dear Mr. Williams:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2022 letter.

       Amendment No. 1 to Form 1-A filed on April 4, 2022

       General

   1. We note your response to comment 2. Please revise your offering statement to address inconsistencies. For
example:
                                                            On the cover page
and elsewhere, you identify yourself as Oasis Real Estate
                                                            Investments 1 LLC;
however, in the legal opinion, counsel identifies the company as Innovative Oasis
Real Estate Investments 1, LLC.
                                                            The table on your
cover page does not include payments to broker-dealers; however, your estimated use
of proceeds section includes such payments.
 Michael Amir Williams
FirstName
Oasis Real LastNameMichael
            Estate InvestmentsAmir Williams
                              1, LLC
Comapany
April       NameOasis Real Estate Investments 1, LLC
       21, 2022
April 221, 2022 Page 2
Page
FirstName LastName
                On page 26, you removed the reference to Rule 506(b); however, you continue to state that the information may be incomplete. The offering information contained in the offering circular must be complete, as Section 12(a)(2) of the Securities Act applies to Regulation A offerings.
2. We note your response to comment 3. However, you have not disclosed the basis for the
         8% preferred return. Your disclosure reflects that you are a blind-pool company with no current assets or operations and that you do not have a final agreement to acquire or finance the properties. Please include appropriate forward-looking disclosure providing the quantitative and qualitative information necessary for prospective investors to assess your ability to pay the preferred return on your Class A units.
3. We note your response to comment 20 and your inclusion of Exhibits 99A and 99B.
         Please address the following:
             Please tell us and revise your filing to explicitly state whether you have determined the acquisition of the 46 apartment buildings with 110 doors to be probable of occurring or not probable of occurring. In your response, please provide a detailed analysis regarding how you arrived at your conclusion. Your response should address, but not be limited to, the status of any agreements with the seller and the status of any agreements for debt financing.
             If you have determined such acquisition is probable, please tell us whether or not the real estate portfolio is considered a predecessor to the Company's own operations. In your response, please provide a detailed analysis regarding how you arrived at your conclusion.
             Furthermore, as it relates to the financial statements and pro forma information provided in the exhibits, it is not clear how such information complies with Part F/S of Form 1-A for financial statements requirements. For example purposes only, with respect to Exhibit 99A, we note the financial statements do not appear to be audited, there is no disclosure of the time period the financial statements relate to, they do not appear to include a full set of financial statements consistent with Article 8 of
             Regulation S-X, and they do not appear to include footnote disclosures to such financial statements. Further, with respect to Exhibit 99B, it is unclear how you have applied Article 11 of Regulation S-X to the Pro Forma information presented. Please revise or advise.
             To the extent the content at Exhibits 99A and 99B complies with Part F/S of Form 1-
             A, please tell us how you determined it was appropriate to present such information as an exhibit to your offering circular. Alternatively, revise your filing to include any financial statements and pro forma information provided in accordance with Part F/S of Form 1-A within the offering circular and not within the exhibits.
Risk Factors, page 18

4.       We note your response to comment 8. However, your subscription agreement still
         contains a jury trial waiver provision in section 7.13. Please revise. Michael Amir Williams
FirstName
Oasis Real LastNameMichael
            Estate InvestmentsAmir Williams
                              1, LLC
Comapany
April       NameOasis Real Estate Investments 1, LLC
       21, 2022
April 321, 2022 Page 3
Page
FirstName LastName
Executive Summary, page 45

5. We note your response to comment 11 and your disclosure that you have entered into a right of first refusal to acquire 46 properties consisting of 16 single family homes and 30 apartment buildings. Please disclose the material terms of this agreement, including the price and timing of the potential transaction. Also disclose a reasonable basis for the $1.9 million rental income from the properties you plan to acquire. See
Part II(b) of Form 1-
         A. Finally, provide the disclosure required by Items 13, 14, and 15 of Form S-11 for each of the properties, as appropriate.
Management Compensation, page 49

6. We note your response to comment 12. Please disclose how you determined the amount of compensation you plan to pay Wilson Property Management. Principal Members, page 54

7. We note your response to comment 19. However, you have provided the disclosure for
         Class B Units, not Class A Units. Please revise.
Agreement to be Bound by our Operating Agreement; Power of Attorney, page 56

8. We note your response to comment 18. Please revise your disclosure to clarify the purpose of the power of attorney and add risk factor disclosure, as appropriate.
Part III. Exhibits, page 71

9. Please revise your language in section 2.6 of the subscription agreement that investors represent that they "understand the risks of investing." See Securities Offering Reform
         Release No. 33-8591 (July 19, 2005).
10.      We note your response to comment 6. However, your charter filed as exhibit 2A
         continues to reflect that the securities authorized are restricted securities, as noted in the legend on page 1.
11. We note your response to comment 23 and your exhibit 11. Please have your auditor update the consent to reference both auditor reports. Additionally, please ensure the consent references all the financial statements opined on. In that regard, we note that the audit report dated January 13, 2022 for the balance sheet as of January 10, 2022 also includes reference to the statement of cash flows for the period from January 1, 2022 to
         January 10, 2022. In addition, please have your auditor date the consent.
Independent Auditors' Report, page F-1

12. Please have your auditor revise their opinion to include a section titled "Basis for
         Opinion." Refer to paragraph 4 of AU-C Section 700. This comment applies to both opinions provided within the offering circular.
 Michael Amir Williams
Oasis Real Estate Investments 1, LLC
April 21, 2022
Page 4
13. Please have your auditor revise their opinion for the balance sheet as of January 10,
      2022 and the related statement of cash flows for the period from January 1 - January 10,
      2022 to reference the correct period.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Amir Williams
                                                           Division of
Corporation Finance
Comapany NameOasis Real Estate Investments 1, LLC
                                                           Office of Real
Estate & Construction
April 21, 2022 Page 4
cc:       Louis Amatucci, Esq.
FirstName LastName